Exhibit 99.2

Extracts from the Preliminary Prospectus Supplement of PartnerRe Ltd.,

filed with the Securities and Exchange Commission on September 15, 2020

For the purposes of below, “Company” refers to PartnerRe Ltd. and, unless the context otherwise requires or unless otherwise stated, PartnerRe Ltd.’s subsidiaries.

Business Segments

The following charts provide the gross premiums written by segment and line of business for the year ended December 31, 2019:

Specialty	P&C	Life and Health

“Financial risks” includes credit and surety business.

Investment Portfolio Highlights as at June 30, 2020

The credit ratings at June 30, 2020 of the Company’s mortgage-backed securities portfolio were as follows: 88% GNMA/GSEs; 11% AAA rated; and 1% less than AAA rated. References to credit rating reflect Standard & Poor’s (or estimated equivalent). GNMA represents the Government National Mortgage Association. The GNMA, or Ginnie Mae as it is commonly known, is a wholly-owned U.S. government corporation within the Department of Housing and Urban Development which guarantees mortgage loans of qualifying first-time home buyers and low-income borrowers. GSEs, or government sponsored enterprises, includes securities that carry the implicit backing of the U.S. government and securities issued by U.S. government agencies.

From a risk management perspective, the Company allocates its invested assets into two categories: liability funds and capital funds. As at June 30, 2020, liability funds and capital funds represented approximately $9.9 billion and $7.8 billion of the Company’s total invested assets, respectively.(1)

(1)	Total invested assets, representing the sum of liability funds and capital funds, is adjusted from the total investment portfolio of $18 billion. These adjustments reflect the inclusion of accrued interest of $107 million, net payable for securities purchased of ($49 million) and exclusion of working capital cash of $338 million.

The Enhanced Capital Requirement

As at December 31, 2019, the Company’s group of insurance and reinsurance companies’ available statutory economic capital and surplus under the BMA’s economic balance sheet framework was $9,612 million and the group’s enhanced capital requirement was $3,181 million, which equated to a Bermuda Solvency Capital Requirement ratio of 302%. Those figures reflect the first year of the transition levels.

Risks Relating to Our Company

The COVID-19 pandemic has resulted in extreme stress and disruption in the global economy and financial markets, and our results of operations may be materially and adversely affected by COVID-19 and other pandemics.

Epidemics and pandemics could materially and adversely affect our results of operations. For example, an outbreak of a novel coronavirus disease (“COVID-19”) has spread to over 200 countries and territories throughout the world, including in Europe, the United States and the Asia-Pacific region. This outbreak is unprecedented in modern history and continues to rapidly evolve and disrupt the global economy and financial markets, including insurance and reinsurance markets. On March 11, 2020, the World Health Organization declared the outbreak to be a pandemic. The rapid spread has resulted in authorities around the world implementing numerous measures to contain the virus, such as travel bans and restrictions, quarantines, shelter-in-place orders and business shutdowns. The pandemic and these containment measures have had, and are expected to continue to have, a substantial negative impact on businesses around the world and on global, regional and national economies.

We cannot predict what impact the COVID-19 pandemic will ultimately have on the global economy, markets or our businesses. The pandemic could exacerbate existing areas of concern, such as the pace of economic growth and continued low interest rates, among others. Changes in consumer spending, business investment, and government debt and spending as a result of the crisis may also negatively impact our businesses. The scale and scope of the COVID-19 pandemic may heighten the potential adverse effects on our business, reputation, results of operation, financial condition or liquidity, including, without limitation:

•	We have substantial exposure to losses resulting from catastrophe events, potentially including epidemics and pandemics. Among other things, we incurred losses attributable to business interruption and event cancellation related coverages, credit exposures in financial risks lines, and life and health businesses as a direct result of COVID-19 and the related effects of the economic downturn in the first half of 2020. In addition, in the future we may be exposed to claims relating to the COVID-19 pandemic and indirect exposures arising from an ensuing economic downturn. We note that other lines may be affected as the pandemic and associated economic downturn develop, as new information is discovered.

•	There are currently emerging litigation claims both in the U.S. and globally challenging whether insurers (and, by consequence, reinsurers) should be responsible for business interruption losses from an insured party’s policies caused by COVID-19, notwithstanding any policy limitations and exclusions set forth within those contracts or beyond what was intended by the parties. Litigation relating to business interruption coverage has currently been brought against insurers by a small number of U.S. businesses affected by the pandemic, including restaurant and other business owners, and we expect such litigation to increase significantly over time. The outcome of such litigation is uncertain, and if ultimately adjudicated against insurers, could result in significant and widespread commercial insurance losses across the (re)insurance industry.

•	Legislative or regulatory actions (e.g., the UK Financial Conduct Authority test case on business interruption insurance) and social influences, could alter the interpretation of our contracts or extend or change coverage (beyond the obligations set forth within those contracts or beyond what was intended by the parties). For instance, many U.S. state and non-U.S. governments and regulatory bodies are considering proposals that would seek to retroactively apply business interruption coverage to commercial insureds despite policy language to the contrary. In addition, a number of proposals have been introduced or proposed to alter the financing of pandemic-related risk in several of the markets in which we operate. These and other legislative or regulatory actions could have a material adverse impact on our business and make it difficult to predict the total amount of losses we could incur as a result of the pandemic, but these losses could be material.

•	Actual claims may exceed loss reserves. While the losses incurred as a direct result of COVID-19 and the related effects of the economic downturn in the first half of 2020 reflect management’s estimates on claims incurred as of June 30, 2020, changes in the duration, severity and scope of the impact of the COVID-19 pandemic from current expectations may result in ultimate losses being materially greater or less than the loss reserves to cover our estimated liability for payment of all related losses and loss expenses. Among the factors that would cause reserves for losses and loss expenses to increase or decrease are changes in claim frequency or severity driven by the COVID-19 pandemic or its related impact on the economy.

•	Our investment and derivative instrument portfolios are exposed to significant economic and capital markets risks related to changes in interest rates, bankruptcies, credit spreads and equity prices, as well as other risks, which may adversely affect our results of operations or financial condition. The impact of the COVID-19 pandemic has heightened the risks to which our portfolios are subject, including risks relating to general economic conditions, interest rate fluctuations, prolonged periods of low or negative interest rates, equity price risk, foreign currency movements, pre-payment or reinvestment risk, liquidity risk and credit risk.

•	The COVID-19 pandemic may impact cash flows and could require access to liquidity in excess of prior forecasts. There is a risk that accessing additional required liquidity may be difficult or have costs associated as a result of the COVID-19 pandemic. If we are unable to obtain adequate capital on suitably attractive terms, or at all, we may be unable to implement our future growth or operating plans and our business, financial condition, and results of operations could be materially adversely affected.

•	Certain of our policyholders, intermediaries and reinsurance and retrocession counterparties may not pay premiums or other amounts owed to us due to insolvency or other reasons. Insolvency, liquidity problems, distressed financial condition due to the impact of the COVID-19 pandemic or the general effects of economic recession may increase the risk that policyholders or intermediaries may not pay a part of or the full amount of premiums owed to us, despite an obligation to do so. The terms of our contracts, or actions by our regulators, may not permit us to cancel our reinsurance even though we have not received payment. If refunds or non-payments become widespread, whether as a result of insolvency, lack of liquidity, adverse economic conditions, operational failure or otherwise, it could have a material adverse impact on our revenues and results of operations.

•	Uncertainty and market turmoil caused by the COVID-19 pandemic could affect, among other aspects of our business, the demand for our products, and the ability of customers, counterparties and others to establish or maintain their relationships with us. In addition, the market for reinsurance could be smaller and certain industries for which we write business could be particularly impacted by the pandemic, resulting in downward pressure on our premium levels.

•	The COVID-19 pandemic could impact our ability to obtain retrocessional arrangements on favorable terms which could limit the amount of business we are willing to write or reduce our reinsurance protection for large loss events.

In addition, the COVID-19 pandemic may have a material adverse impact on our business and financial condition due to significant disruption in other areas, including, without limitation:

•	While we have made a number of operational changes to executing our business continuity protocols to ensure our employees are safe and able to serve our customers, from an operational perspective, our employees and agents, as well as the workforces of our brokers, vendors, service providers, retrocessionaires and other counterparties, may be adversely affected by the COVID-19 pandemic or efforts to mitigate the pandemic, including government-mandated measures described above, and our ability to attract and maintain key personnel could be adversely impacted.

•	In this environment, there is an elevated risk that weaknesses or failures in our business continuation plans could lead to disruption of our operations, liability to clients, exposure to disciplinary action or harm to our reputation. Furthermore, weaknesses or failures within a vendor’s business continuation plan can materially disrupt our business operations. Our information systems and those of our vendors and service providers may be more vulnerable to cyber-attacks, computer viruses or other computer related attacks, programming errors and similar disruptive problems during a business continuation event. This may be particularly relevant in the event that there are any issues with our key reinsurance brokers or other partners. See “Item 3. Key Information―D. Risk Factors―We rely on a few reinsurance brokers for a large percentage of our business; loss of business provided by these brokers would reduce our premium volume and net income.” in our Annual Report on Form 20-F.